EXHIBIT 99.1

B2Gold to Consolidate Gramalote Project by Acquiring AngloGold Ashanti’s 50% Stake

VANCOUVER, British Columbia, Sept. 18, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that is has entered into a purchase agreement with AngloGold Ashanti Limited (“AngloGold”) to acquire AngloGold’s 50% stake in the Gramalote project (the “Transaction”), located in the Department of Antioquia, Colombia (the “Gramalote Project”). Upon completion of the Transaction, B2Gold will own 100% of the Gramalote Project.

Transaction Highlights

  Consolidates the Gramalote Project under one owner, providing additional optionality to analyze lower capital intensity, higher-return development opportunities for the Project: Historically, the Gramalote Project has been advanced under a joint venture between B2Gold and AngloGold, which has led to analyzing the project on a larger scale basis to provide meaningful production growth to both companies. Under a single owner, different development opportunities will be assessed with the goal of delineating a project that maximizes the return for B2Gold as sole owner of the Gramalote Project.
  Accretive to B2Gold shareholders on a total gold resource per share basis: With the Transaction, B2Gold will add 2.11 million gold ounces of Indicated Mineral Resources and 0.74 million gold ounces of Inferred Mineral Resources to the Company’s consolidated Mineral Resource base.
  B2Gold’s in-house projects team to commence work on various smaller scale project development plans, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan: Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold. B2Gold plans to commence a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review will allow the Company to determine the optimal parameters and assumptions for a formal study, to commence in the fourth quarter of 2023, with the goal of completing an initial assessment by the end of the second quarter of 2024.

Transaction Terms and Conditions

Under the terms of the Transaction, the purchase price will be paid in cash and consist of the following payments to AngloGold based on, and contingent upon, certain milestones:

  US$20 million upon closing of the Transaction;
  US$10 million upon B2Gold announcing a construction decision at the Gramalote Project;
  US$10 million upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing of the Transaction;
    If commercial production does not commence within five years of closing of the Transaction, no payment will be made;
  US$10 million on the first anniversary of commercial production at the Gramalote Project; and
  US$10 million on the second anniversary of commercial production at the Gramalote Project.

Upon completon of the Transaction, the structure of the Transaction immediately adds to B2Gold’s consolidated Mineral Resource base and significantly increases the Company’s exposure to the upside from the potential development of the Gramalote Project, while still providing ongoing exposure to AngloGold through the contingent payments, which make up the majority of the purchase price. The Transaction is in line with B2Gold’s strategy of executing on accretive opportunities, increasing Mineral Reserves and Resources and continuing to advance development projects.

The B2Gold Board of Directors has unanimously approved the Transaction. The Transaction is subject to South African Reserve Bank approval and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, B2Gold expects that the Transaction will be completed in the fourth quarter of 2023.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the Transaction being completed in the fourth quarter of 2023; and the receipt of regulatory approvals and satisfaction of conditions of the Transaction. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.